SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Record free cash flow of R$7.1 billion in 2018, advancing 187% from 2017

2018 HIGHLIGHTS:

Braskem – Consolidated:

▶   The Company posted free cash flow of R$7,068 million, or 187% more than in 2017, mainly explained by the: (i) positive variation in operating working capital; (ii) weaker Brazilian real against the U.S. dollar; (iii) lower income tax in the United States; and (iv) lower payment of interest. On the other hand, the Company posted EBITDA 20% lower than in 2017, of US$3,105 million, which is mainly explained by the (i) smaller petrochemical spreads; and (ii) lower capacity utilization rate due to outages and the trucker’s strike in Brazil. In this scenario, return on free cash flow stood at 19%1.

▶   Net income was R$2,867 million2, down 30% from 2017, corresponding to R$3.60 per common share and class “A” preferred share3.

▶   Financial leverage measured by the ratio of net debt to EBITDA4 in U.S. dollar ended 2018 at 2.06x.

▶   The Company’s management is proposing to the Annual Shareholders Meeting, to be held on April 16, 2019, the distribution of dividends in the amount of R$2,670 million related to fiscal year 2018, equivalent to 100% of the net income distributable to shareholders.

▶   The recordable and lost-time injury frequency rate (CAF+SAF) per million hours worked considering both Members and Partners was 1.07 in the year, which is 73% and 66% below than the historical average of Braskem and the industry average, respectively5.

Braskem – Strategy:

▶   In line with the strategy to seek solutions that help address the challenges of the circular economy, in December, Braskem and the other thermoplastic resins producers that are members of the Brazilian Chemical Industry Association (ABIQUIM), launched the Voluntary Commitment to the Circular Economy of Plastics to promote and expand the reach of the Circular Economy in plastic packaging. Likewise, Braskem Idesa, along with ANIQ and ANIPAC, Mexico’s chemical and plastics manufacturers’ associations, undertook similar commitments, further reinforcing Braskem’s prominent position in this global agenda. In addition, in January 2019, Braskem, along with 27 other companies in the plastics value chain, founded the Alliance for the End of Plastic Waste, a non-profit organization that plans to invest up to US$1.5 billion in projects to develop technologies to combat the disposal of plastics in the environment, especially in the oceans.

1 Free Cash Flow divided by Market Cap (based on the closing stock quote on Dec. 31, 2018).

2 Considers the net profit attributable to Company’s shareholders.

3 In the case of the class “B" preferred shares, the amount is R$0.59 per share.

4 Excludes the Project Finance in Mexico.

5 The industry average is 3.15 per million hours worked, according to the American Chemistry Council.

▶   First year operating the cracker in Bahia using imported ethane as feedstock. Of the total ethylene produced by the cracker, 11% was made from ethane feedstock.

▶   Construction of the new PP plant in the United States reached 48.3% completion at the end of 2018, with US$382 million already invested.

▶   Braskem signed a wind power purchase agreement that will enable the expansion of the Folha Larga Wind Power Complex in Bahia state that EDF Renewables is currently developing. The agreement has a term of 20 years and estimated value of R$400 million, with startup forecasted for early 2021.   By investing in a clean and sustainable source of energy, Braskem could reduce its CO2 emissions by 325,000 tons over the duration of the agreement.

▶   To improve the energy efficiency and competitiveness of the cracker at the ABC Complex in São Paulo state, Braskem and Siemens will invest approximately R$600 million to improve the thermoelectric system of the unit of the ABC Complex by replacing some of the steam-powered turbines to high-efficiency electric engines supported by a new cogeneration plant that will consume the residual gas from the unit’s own production process. To enable the investment by Siemens in the new cogeneration plant, the Company signed a 15-year agreement with Siemens under a Build, Own and Operate model.  With startup expected in 2021, the project will not only reduce the site’s energy consumption, but also reduces the cracker’s water consumption by 11.4% and its greenhouse gas emissions by 6.3%.

▶   The Board of Directors of the Company approved the incorporation of Braskem’s new company in India to capture growth and commercial opportunities in that region.

▶   In 2018, Braskem embarked on its digital transformation. The process is guided by a roadmap with over 50 initiatives covering areas such as Industrial Operations, Marketing, Sales, Supply Chain and Corporate Administration.  The Company has been adopting technologies such as artificial intelligence, machine learning and advanced analytics to develop digital tools for process optimization, preventive maintenance, quality control, blockchain applications in logistics processes, supply and demand forecasting, product tracking and various other processes. The advancement of these initiatives is essential for enabling Braskem to remain at the forefront in innovation in the global petrochemical industry and to position itself to cut costs and capture competitive advantages, which often are the result of new technologies.

▶   In December, Braskem became a member of the mutual insurance company, Oil Insurance Limited (“OIL”), like many other global chemical and petrochemical companies. OIL has a total of US$3 trillion in insured assets and provided Braskem an insurance capacity of US$400 million covering operational risk for Braskem’s total insurance program. OIL features a reciprocal cooperation structure among members, which means less volatile and more competitive insurance premiums.

Braskem – Highlights by region:

Brazil:

▶   Demand for resins (PE, PP and PVC) came to 5.2 million tons, up 2.4% from 2017, explained by the stronger economic activity driven by demand from the agricultural, cosmetics, pharmaceutical and food packaging sectors. The highlight was the PVC market, which grew 1.4% after four straight years of contraction.

▶   In 2018, Braskem’s crackers operated at an average capacity utilization rate of 91%, down 3 p.p. from 2017, which is mainly explained by the: (i) truckers’ strike in May; (ii) incident involving the chlor-alkali plant in Alagoas in January; (iii) blackout that affected Brazil’s Northeast plants in March; and (iv) lower demand in 4Q18.

▶   In this scenario, resin sales came to 3.4 million tons, down 2% from 2017. Sales of key chemicals were 1% higher than 2017, at 2.9 million tons. In 2018, resin exports were 1.3 million tons and exports of key chemicals amounted to 571 thousand tons, down 14% and 31% from 2017, respectively.

▶   In 2018, the units in Brazil (including exports) posted an EBITDA of US$1,905 million (R$6,985 million), accounting for 61% of the Company’s consolidated EBITDA from all segments.

United States & Europe:

▶   PP demand in the U.S. market grew about 3%6 in comparison to 2017, with the highlight being the caps and oriented film segments, widely used in food packaging. In the European market, PP demand declined compared to 2017, following the region’s weak economic performance, especially in countries such as Germany and Italy.

▶   Plants in the region operated at an average capacity utilization of 87%, down 10 p.p. from 2017, mainly due to: (i) outages at plants in the United States; (ii) the scheduled shutdown of the unit in Oyster Creek, Texas for 50 days; and (iii) logistics constraints on propylene shipments to the plants in Europe due to low river levels. In this context, PP sales decreased 9% compared to 2017, to 1.9 million tons.

▶   In the year, the units in the United States and Europe posted an EBITDA of US$608 million (R$2,208 million), representing 19% of the Company’s consolidated EBITDA.

Mexico:

▶   PE Demand in Mexico was 2.1 million tons, compared to 2.0 million tons in 2017, representing growth of 2.7%. Demand growth was led by blow molding and film and sheets, which are used extensively in the food packaging and personal care sectors.

▶   The PE plants operated at a capacity utilization rate of 77%, down 11 p.p. from 2017, due to the lower supply of ethane in the period and the scheduled shutdown in May. As a result, PE sales decreased 18% from 2017, to 799 thousand tons, 67% of which was sold in the Mexican market.

▶   In the year, the Mexico unit posted EBITDA of US$617 million (R$2,251 million), representing 20% of the Company’s consolidated EBITDA.

Environment, Social Responsibility and Corporate Governance:

▶   Environment: Braskem remained on the A List of the Carbon Disclosure Program (CDP) for climate risk management for the third consecutive year and for water risk management for the second consecutive year, and was the only Brazilian company to attain the highest classification in both these rankings. CDP is a non-profit organization that recognizes the world’s best public corporations based on their management of greenhouse gas emissions, water consumption and use of forests.

▶   Social Responsibility: Braskem revised its Private Social Investment (PSI) strategy, with the definition of three priorities: (i) sustainable consumption and post-consumption; (ii) sustainable innovation and entrepreneurship; and (iii) local development. In 2018, this strategy was carried out through 32 projects and through Braskem’s Global Volunteer Program, with total investment of R$9 million.

6 Source: External consulting

▶   Corporate Governance: at the end of 2018, Braskem had completed 95.4% of the initiatives in its Compliance Program aimed at mitigating process risks and promoting significant improvements in the general control environment, resulting in the improvement of the indicators’ overall score for integrity, prevention and combating corruption of the Ethos Institute, from 7.9 in 2017 to 8.7 in 2018. In the year, 24 initiatives were concluded, which include:

o    signing of the Letter of Commitment to the Business Movement for Integrity and Transparency;

o    implementation of the recommendations from the first and second reports of the Independent Monitorship;

o    training courses on Investigation and Anticorruption administered to members of the Compliance Committee and Ethics Committee;

o    delivery of 13 Normative Documents provided for in the Compliance Program, with highlight to the Transactions with Related Parties Policy, Risk Management Policy, Conflicts of Interest Directive, Disciplinary Measures Directive, among others;

o    launch of the program to train Braskem’s business partners, such as agents, distributors and traders;

o    conclusion of 12 projects of the Internal Audit, such as audits of local and international feedstock purchases, remuneration, access management, inventory movement and transportation, etc.;

o    implementation of the annual review and assessment of Braskem’s corporate risks covering all geographies; and

o    implementation and improvement in internal controls to strengthen the Company’s control environment.

Petrochemical Industry 2018:

▶  Spreads of key chemicals7 produced by Braskem were lower as a result of lower: (i) butadiene prices, which in 2017 were benefited from strong demand in China; and (ii) cumene prices, that in 2018 were impacted by the higher supply following the startup of new capacities in Asia.

▶  Spread of the polyolefins8 produced by Braskem in Brazil: reduced due to the startup of new PE capacities, especially in the United States, as well as to weaker demand in Asia.

▶  Spread for vinyls9: narrowed mainly due to the higher naphtha price, which followed the upward trend in oil prices, and to the high inventories of caustic soda in the United States, combined with weaker demand for caustic soda, given that a large alumina producer operated at low capacity utilization rates during most of the year.

▶  PP spread in United States10: improved, explained by the higher supply of propylene, given the good operating performance of propane dehydrogenation plants (PDH), which registered higher utilization rates in the year. In addition, following the increase in ethane prices, many producers substituted the gas by heavier feedstocks, such as LPG (propane and butane) and naphtha, which contributed to the higher supply of propylene in the region.

7 Difference between the international prices of key chemicals (15% ethylene, 10% propylene, 35% BTX, 10% butadiene, 5% cumene and 25% fuels, based on the capacity mix of Braskem’s industrial units in Brazil) and the price of naphtha. (Source: external advisory)

8 Difference between the international price of PE and PP based on the capacity mix of Braskem’s industrial units in Brazil and the price of naphtha. (Source: external advisory)

9 Corresponds to: international PVC Price - (0.48*3.33*ARA Naphtha Price) - (Brent Oil Price*1.75/1.725) + (0.685*Caustic Soda Price).

10 Difference between the U.S. polypropylene price and the U.S. propylene price.

▶  PP spread in Europe11: narrowed, due to the weaker demand for PP in the region, mainly from the automotive industry, whose supply chain was affected by regulations to ensure reductions in greenhouse gas emissions.

▶  PE spread in North America12: narrowed, due to the oversupply of PE and the increase in ethane prices driven by stronger demand from recently inaugurated crackers, combined with the lack of pipelines to transport gas and fractionators to extract the ethane.

OPERATING PERFORMANCE IN 4Q18 BY REGION:

BRAZIL

11 Difference between the Europe polypropylene price and the Europe propylene price.

12 Difference between the U.S. polyethylene price and the U.S. ethane price.

International references:

Brazilian Resin Market: contraction in resin demand in the Brazilian market (PE, PP and PVC) compared to 3Q18 and 4Q17, explained by seasonality and expected price decreases throughout the quarter. In this scenario, the crackers operated at a lower capacity utilization rate and resin sales decreased in both the domestic and export markets.

COGS: the higher COGS in U.S. dollar compared to 3Q18 is explained by the cost of carrying inventory built at higher feedstock prices. Compared to 4Q17, the increase was due to higher prices for all feedstocks, which was partially offset by lower sales volumes.

In the quarter, COGS was positively impacted by the PIS/COFINS tax credit on feedstock purchases of US$72 million (R$275 million) and by the Reintegra credit in the amount of US$0.6 million (R$2.4 million).

EBITDA: US$399 million (R$1,520 million), representing 63% of the Company’s consolidated EBITDA.

UNITED STATES & EUROPE13

International references:

PP Market: The U.S. PP market recovered after a weak third quarter, when converters stopped buying due to the resin’s high price, with the highlight being the packaging and nonwoven industries. In Europe, demand was weaker due to the slowdown in the automotive industry, reflecting the new regulations that adversely affected auto production in the quarter.

13The segment’s results are formed by six industrial units in the United States and two in Europe, with aggregate production capacity of 2,195 thousand tons/year, with 1,570 thousand tons/year in the United States and 625 thousand tons/year in Europe.

Capacity Utilization: down from 3Q18 and 4Q17, explained by the outage at the Wesseling plant in Germany, reflecting the lower supply of propylene due to the low water levels on the Rhine River.

Sales Volume: compared to 3Q18, volumes were lower due to seasonality and the weaker market in Europe. Compared to 4Q17, sales volume decreased given the lower production explained by the above-mentioned outage.

COGS: down compared to 3Q18 and 4Q17, explained by the lower feedstock price, which accompanied oil prices, which have trended lower since mid-October, and by the lower sales volume.

EBITDA: US$81 million (R$308 million), representing 13% of the Company’s consolidated EBITDA.

MEXICO (Braskem Idesa)14

14 The segment comprises an ethane-based cracker, two high-density polyethylene (HDPE) plants and one low-density polyethylene (LDPE) plant with combined PE production capacity of 1,050 thousand tons/year. This unit includes the results of Braskem Idesa SAPI and of the other subsidiaries of Braskem S.A. in Mexico.

International references:

Capacity Utilization and Sales: compared to 3Q18 and 4Q17, capacity utilization declined due to the lower supply of ethane. In this scenario, sales volume was lower compared to both quarters. Of the total sales volume, 62% was directed to serve the Mexican market.

COGS: higher compared to 3Q18 and 4Q17, due to the cost of carrying inventory built at higher ethane prices.

Other Income (Expenses) net: the result in 4Q18 includes income of US$51 million related to the delivery-or-pay provision under the ethane supply agreement related to lower availability of ethane in the second, third and fourth quarters of 2018.

EBITDA: US$150 million (R$573 million), representing 24% of the Company’s consolidated EBITDA.

15 Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations from the revenues and costs from the transfers of products among these regions.

CONSOLIDATED PERFORMANCE 4Q18 and 201815

1.   EBITDA

2.    OTHER INCOME (EXPENSES) NET

In 2017, the Federal Supreme Court (STF) decided that ICMS tax should not be included in the calculation base of PIS/COFINS. In this scenario, Braskem recognized in 4Q18 income of R$520 million related to PIS and COFINS tax liabilities paid in excess from March 2017 to November 2018, of which R$265 million, related to the months of 2018, was recorded under “Net sales revenue,” R$236 million, related to the months of 2017, under “Other income (expenses) net”, and R$18 million under “Financial income.”

3.   NET FINANCIAL RESULT

Financial expenses: decrease of R$50 million compared to 3Q18, explained by the effects from the Brazilian real appreciation of 3% in the period on consolidated net exposure and the lower interest on financing.

In the year, despite the effect from the Brazilian real depreciation of 17% on consolidated net exposure, financial expenses decreased compared to 2017, during which period “Other Expenses” were impacted in the amount of R$471 million by the early settlement of derivative operations due to debt prepayment.

Financial income: lower compared to 3Q18 and 2017, influenced in both cases by the reduction in Brazil’s interest rates.

Net exchange variation: compared to 4Q18, this line was affected by effects of the Mexican peso depreciation against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa in the amount of US$2,112 million on December 31, 2018, and by the expense with the transition to hedge accounting of exports, which previously was recorded under shareholders' equity, in the amounts of R$257 million at Braskem and of R$69 million at Braskem Idesa.

Compared to 2017, this line was affected by the Brazilian real depreciation in the period on the net exposure of the financial result not designated for hedge accounting, and by the expense with the transition to hedge accounting of exports, which previously were recorded under shareholders' equity, in the amounts of R$1,023 million at Braskem and R$237 million at Braskem Idesa.

4.     LIQUIDITY AND CAPITAL RESOURCES

On December 31, 2018, the average debt term was approximately 14 years, while the weighted average cost of the Company’s debt was equivalent to exchange variation + 5.52%. The main new funding operations were as follows: US$158 million (R$610.5 million), guaranteed by Euler Hermes, for the new PP plant in the United States and US$295 million, with credit coverage by the Italian government agency SACE, for corporate purposes.

Braskem’s liquidity position of US$1,794 million is sufficient to cover the payment of all obligations maturing over the next 40 months. Considering the international revolving credit facility in the amount of US$1 billion and not used in the period, this coverage is 48 months.

In September 2018, given its strong cash generation and to reduce interest expenses on borrowings, Braskem partially redeemed US$200 million in the 7.375% perpetual bonds at par value.

Risk-rating agencies:

Braskem maintained investment grade ratings above Brazil’s sovereign risk at Standard & Poor's (BBB-) and Fitch Ratings (BBB-) and a stable ratings outlook at the three main agencies. The reports are available on the Investor Relations website (http://www.braskem-ri.com.br/).

5.   INVESTMENTS & VALUE CREATION16

Operating Investments in 2018:

In Brazilian real, capital expenditure was 2% lower than planned, due to gains in commercial negotiations with suppliers and the cancelation/postponement of projects. In U.S. dollar, expenditures were 13% lower than planned, explained by the depreciation in the Brazilian real in relation to the exchange rate projected for 2018. Of the total investments, R$145 million was allocated to Health, Environment & Safety projects and R$44 million was allocated to Innovation & Technology.

Strategic Investment in 2018:

Of the total spending in strategic projects, R$778 million (US$210 million), or 98% of the total, was invested in the construction of the new PP plant in the United States.

At the end of 2018, Braskem already had invested US$382 million and construction had reached 48.3% completion, as follows:

o    Engineering Detailing:   97.4% completed;

o    Equipment and Material Acquisitions: 94.7% completed; and

o    Construction: 41.6% completed.

Braskem Idesa

Regarding Braskem Idesa, the investment made was below the amount planned due to the cancelation/postponement of projects.

16 Considers operating investment, maintenance shutdowns and acquisitions of spare parts.

Investments in 2019:

Braskem plans to invest around R$3,315 million this year, of which R$1,236 million is pegged to the U.S. dollar (US$331 million) related to investments in the United States and Europe.

Of the total investment, R$300 million will be allocated to Health, Environment & Safety (HES) projects and R$1,968 million to maintenance, productivity and operating efficiency projects, including the investment to be made in the scheduled shutdown of the cracker in Bahia, which is slated for 4Q19. The remainder will be allocated to other strategic projects, such as the new PP plant in the United States (US$223 million).

Braskem Idesa plans to invest around US$29 million (R$107 million) in projects related to maintenance, productivity, HES and operating efficiency.

17 Note that the cash flow analysis above does not consider the reclassification of “cash and cash equivalents” to “financial investments” related to financial investments in Brazilian federal government bonds (Brazilian floating-rate (SELIC) government bond - LFT) and floating-rate bonds (LFs) issued by financial institutions, whose original maturities exceed three months, with immediate liquidity and expected realization in the short term, in accordance with Note 4 to the Quarterly Financial Statements as of June 30, 2018. In the cash flow presented, this is recorded as “financial investments” (includes LFTs and LFs), with the following effects from reclassifications: (i) decrease in the balance of financial investments of R$167 million in 1Q17; (ii) decrease in the balance of financial investments of R$42 million in 4Q17; (iii) increase in the balance of financial investments of R$100 million in 1Q18; (iv) increase in the balance of financial investments of R$46 million in 2Q18; (v) increase in the balance of financial investments of R$9 million in 3Q18; and (vi) increase in the balance of financial investments of R$275 million in 4Q18.

6.   FREE CASH FLOW17

In 4Q18, Braskem’s free cash flow decreased by 72% compared to 3Q18, explained by the lower EBITDA in the period, which was partially offset by the positive operating working capital. Compared to 4Q17, free cash flow increased, since that period was marked by the disbursement of R$608 million for acquisition of the interests in Cetrel.

In the year, free cash flow increased 187% in relation to 2017, due to:

(i)            the positive variation in operating working capital;

(ii)           the positive impact of the depreciation of the Brazilian real against the U.S. dollar;

(iii)          the lower payment of income tax in the United States in U.S. dollars; and

(iv)          the lower interest expenses due to the early settlement of higher-cost liabilities denominated in Brazilian real, including the partial redemption of the perpetual bond.

SUSTAINABLE DEVELOPMENT

▶  Circular Economy

After the launch of its global positioning to promote the Circular Economy, Braskem and the other thermoplastic resins producers that are members of the Brazilian Chemical Industry Association (ABIQUIM), launched the Voluntary Commitment to the Plastics Circular Economy to promote and expand the reach of the Circular Economy in plastic packaging, which will require a joint effort by the various links in the plastics chain, government and society. Similarly, Braskem Idesa, jointly with Mexico’s chemical and plastics manufacturers’ associations, has been working in this direction together with other Mexican producers and associations.

The commitment aspires to reach, by 2040, 100% of plastic packaging being reused, recycled or recovered. The intermediate target is to reach 50% of this aspiration by 2030.

Furthermore, to demonstrate their commitment to contribute directly to the problem of debris in marine environments in complement to the Responsible Care Program®, 100% of these companies must adopt, by 2020, the best practices of the “Zero Pellet Loss Manual” of the Plastics Industry Forum – For a Cleaner Ocean.

Also on the topic, Braskem co-founded the Alliance for the End of Plastic Waste, a non-profit organization that plans to invest up to US$1.5 billion in projects to develop technologies to end plastic waste disposal in the environment, especially in the oceans. The first projects announced include:

o    partnerships with various city governments to design integrated solid waste management systems in major urban areas with limited infrastructure;

o    collaboration with intergovernmental organizations, such as the United Nations; and

o    financial assistance to the network of incubators of Circulate Capital to develop and promote technologies, business models and entrepreneurs that work to prevent plastic waste in marine environments and to manage solid waste and recycling, among other initiatives.

▶ Sustainable Development – Highlights in 4Q18

o    B3 Sustainability Index (ISE): Braskem was included in the index for the 14th straight year;

o    Human Rights: recognition, for the third straight year, by Childhood Brasil for the actions carried out under the Na Mão Certa Program, which combats violence against and the sexual exploitation of children and adolescents in logistics operations;

o    Diversity: Braskem was recognized by Out & Equal Workplace Advocates, the largest global organization promoting LGBT+ rights in the workplace, for the accomplishments and achievements obtained in 2018 in the defense of diversity and inclusion of LGBTQIA+ people in the workplace;

o    Volunteer Program: 15 mobilizations conducted, of which 9 were in Brazil, 3 in Mexico and 3 in the United States. Team members, which were encouraged to focus on actions related to the Macro Goals of Post-Consumer Waste, worked with 4 waste picking cooperatives;

o    Private Social Investment: The project SER+ worked to ensure the authorization of 2 of the 37 cooperatives participating in the project to supply waste for the manufacturing of Wecycle resins. Edukatu signed cooperation agreements with 7 municipal education departments from the regions surrounding and impacted by Braskem’s units to apply its environmental education platform to the entire education network;

o    Braskem Labs:  The Challenge program, which maps Braskem’s challenges and seeks out startups to solve them, began its 2nd round in São Paulo and Camaçari. A total of 10 startups are working on 8 challenges, which are expected to be concluded in March 2019; and

o    Life Cycle Assessment (LCA): (i) participation in the development of guidelines for the preparation of LCA studies of polymers and biopolymers promoted by the European Commission; (ii) contribution to two international workshops on plastic debris in marine environments; and (iii) internal events to raise awareness on LCA in Mexico and the United States.

INDICATORS

Indicators US$ million	4Q18 (A)	3Q18 (B)	4Q17 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
EBITDA	501	909	911	-45%	-45%
EBITDA Margin (%)	13%	22%	23%	*-9 p.p.*	*-10 p.p.*
SG&A/Net Revenue (%)	6.9%	5.6%	6.9%	*1 p.p.*	*0 p.p.*
Financial					
Net Debt*	5,129	5,191	6,031	-1%	-15%
Net Debt/EBITDA LTM*	2.06x	1.81x	1.91x	14%	8%
EBITDA/Interest Paid LTM	5.92	5.69	5.61	4%	6%
Company Valuation					
Share Price (Final)	12.2	14.6	12.4	-16%	-2%
Shares Outstanding (Million)**	796	796	796	0%	0%
Market Cap	9,733	11,618	9,889	-16%	-2%
Net Debt	6,976	7,108	8,028	-2%	-13%
Braskem	5,129	5,191	6,031	-1%	-15%
Braskem Idesa (75%)***	1,847	1,917	1,997	-4%	-8%
Enterprise Value (EV)	16,709	18,726	17,918	-11%	-7%
EBITDA LTM	2,950	3,355	3,626	-12%	-19%
Braskem	2,486	2,873	3,153	-13%	-21%
Braskem Idesa (75%)	465	482	473	-4%	-2%
EV/EBITDA	5.7x	5.6x	4.9x	1%	15%
EPS	1.0x	1.2x	1.6x	-15%	-38%
Dividend Yield (%)	3%	6%	3%	-50%	0%
FCF Yield (%)****	20%	16%	8%	28%	159%

*Does not consider net debt, EBITDA and interest paid of Braskem Idesa

**Does not consider shares held in treasury

***Considers US$133 million of market security given as collateral to cover Braskem's obligation related to the construction of a reserve account for Braskem Idesa's project finance

**** Does not consider: (i) leniency agreement paymen;t and (ii) reclassification of cash equivalents to financial investment held for trading

EXHIBITS LIST:

DISCLAIMER

This release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any liability for transactions or investment decisions based on the information contained in this document.

APPENDIX I

Consolidated Statement of Operations

APPENDIX II

Calculation of Consolidated EBITDA

(i)   Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA, since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)  Corresponds to results from equity investments in associated companies and joint ventures.

APPENDIX III

Consolidated Balance Sheet - Assets

Consolidated Balance Sheet - Liabilities

*On the reporting date, December 31, 2018, of these Financial Statements, certain non-financial contractual obligations were in unremedied breach. As a result, the entire balance of non-current liabilities, in the amount of R$9,544,476, was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements). In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the early settlement of obligations in the short term. In this context, note that none of the creditors has requested said early settlement and that Braskem Idesa has been eventually settling its debt service obligations in accordance with their original maturity schedule. Furthermore, Braskem Idesa has been negotiating approval of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities. The following amortization schedule presents the original long-term maturities, excluding the reclassification to current liabilities arising from the aforementioned breach of contractual obligations.

** Includes the exchange variation of financial liabilities designated as hedge accounting.

EXHIBIT IV

Consolidated Cash Flow

EXHIBIT V

Statement of Operations –Braskem Idesa

EXHIBIT VI

Balance Sheet - Braskem Idesa

ASSETS (R$ million)	dec/18 (A)	dec/17 (B)	Change (A)/(B)
Current	**2,620**	**1,370**	**91%**
Cash and Cash Equivalents	963	295	*227%*
Accounts Receivable	628	621	*1%*
Inventories	579	347	*67%*
Recoverable Taxes	110	63	*74%*
Prepaid Expenses	51	13	*287%*
Derivatives operations	21	-	*n.a.*
Other Assets	268	31	*754%*
Non Current	**13,581**	**12,450**	**9%**
Taxes Recoverable	0	0	*17%*
Deferred Income Tax and Social Contribution	990	1,036	*-4%*
Derivatives operations	47	33	*43%*
Other Assets	1	1	*2%*
Property, Plant and Equipament	12,365	11,228	*10%*
Intangible Assets	178	152	*17%*
Total Assets	**16,201**	**13,819**	**17%**

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	dec/18 (A)	dec/17 (B)	Change (A)/(B)
Current	**10,991**	**9,943**	**11%**
Suppliers	369	160	*131%*
Braskem Idesa Financing*	10,505	9,691	*8%*
Derivatives operations	-	7	*-100%*
Salary and Payroll Charges	28	21	37%
Taxes Payable	13	13	*-2%*
Advances from Customers	19	0	6738%
Sundry Provisions	12	1	811%
Other payables	45	49	*-8%*
Non Current	**8,342**	**6,830**	**22%**
Accounts payable to related parties	6,148	5,066	*21%*
Loan to non-controlling shareholders of Braskem Idesa	2,184	1,757	*24%*
Sundry Provisions	2	-	*n.a.*
Other payables	8	8	*5%*
Shareholders' Equity	**(3,132)**	**(2,954)**	**6%**
Capital	976	976	*0%*
Equity Valuation Adjustments**	(2,295)	(2,052)	*12%*
Accumulated losses	(1,812)	(1,878)	*-3%*
Company's Shareholders	**(3,132)**	**(2,954)**	**6%**
Non Controlling Interest on Braskem Idesa	0	0	*n.a.*
Total Liabilities and Shareholders' Equity	**16,201**	**13,819**	**17%**

*On the reporting date, December 31, 2018, of these Financial Statements, certain non-financial contractual obligations were in unremedied breach. As a result, the entire balance of non-current liabilities, in the amount of R$9,544,476, was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements). In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the early settlement of obligations in the short term. In this context, note that none of the creditors has requested said early settlement and that Braskem Idesa has been eventually settling its debt service obligations in accordance with their original maturity schedule. Furthermore, Braskem Idesa has been negotiating approval of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities. The following amortization schedule presents the original long-term maturities, excluding the reclassification to current liabilities arising from the aforementioned breach of contractual obligations.

** Includes the exchange variation of financial liabilities designated as hedge accounting.

EXHIBIT VII

Cash Flow - Braskem Idesa

EXHIBIT VIII

Financial Results Braskem Idesa

EXHIBIT IX

Operating Tables by Segment

| POLYOLEFINS | 4Q18 (A) | 3Q18 (B) | 4Q17 (C) | Chg. (A)/(B) | Chg. (A)/(C) | 2018 (D) | 2017 (E) | Chg. (D)/(E) |
|---|---|---|---|---|---|---|---|---|
| **Operating Overview (ton)** | | | | | | | | |
| **Production** | | | | | | | | |
| PE | 605,520 | 698,510 | 697,318 | -13% | -13% | 2,656,043 | 2,719,245 | -2% |
| *Utilization Rate** | *79%* | *91%* | *91%* | *-12 p.p.* | *-12 p.p.* | *88%* | *90%* | *-2 p.p.* |
| PP | 359,234 | 432,378 | 426,753 | -17% | -16% | 1,592,480 | 1,711,741 | -7% |
| *Utilization Rate** | *77%* | *93%* | *92%* | *-16 p.p.* | *-15 p.p.* | *87%* | *93%* | *-6 p.p.* |
| **Total** | 964,754 | 1,130,888 | 1,124,071 | -15% | -14% | 4,248,523 | 4,430,986 | -4% |
| **Sales - Brazilian Market** | | | | | | | | |
| PE | 418,059 | 470,767 | 455,557 | -11% | -8% | 1,788,332 | 1,795,446 | 0% |
| PP | 256,154 | 304,556 | 289,680 | -16% | -12% | 1,143,327 | 1,164,947 | -2% |
| *Market Share* | *66%* | *72%* | *74%* | *-6 p.p.* | *-8 p.p.* | *70%* | *73%* | *-3 p.p.* |
| **Total** | 674,213 | 775,323 | 745,237 | -13% | -10% | 2,931,658 | 2,960,393 | -1% |
| **Exports** | | | | | | | | |
| PE | 188,100 | 224,026 | 213,903 | -16% | -12% | 819,979 | 916,115 | -10% |
| PP | 111,912 | 107,344 | 116,227 | 4% | -4% | 437,367 | 522,210 | -16% |
| **Total** | 300,012 | 331,370 | 330,130 | -9% | -9% | 1,257,346 | 1,438,325 | -13% |
| **Financial Overview (US$ million)** | | | | | | | | |
| **Net Revenue** | **1,434** | **1,620** | **1,536** | **-11%** | **-7%** | **6,158** | **6,157** | **0%** |
| COGS | (1,297) | (1,367) | (1,227) | -5% | 6% | (5,268) | (4,878) | 8% |
| **Gross Profit** | **137** | **252** | **308** | **-46%** | **-56%** | **890** | **1,279** | **-30%** |
| ***Gross Margin*** | ***10%*** | ***16%*** | ***20%*** | ***-6 p.p.*** | ***-10 p.p.*** | ***14%*** | ***21%*** | ***-7 p.p.*** |
| SG&A | (94) | (83) | (112) | 13% | -16% | (359) | (424) | -15% |
| Other Operating Income (Expenses) | (10) | (5) | (17) | 91% | -40% | (26) | (44) | -41% |
| **EBITDA** | **63** | **194** | **212** | **-68%** | **-70%** | **630** | **943** | **-33%** |
| ***EBITDA Margin*** | ***4%*** | ***12%*** | ***14%*** | ***-8 p.p.*** | ***-10 p.p.*** | ***10%*** | ***15%*** | ***-5 p.p.*** |
| Net Revenue (R$ million) | 5,455 | 6,408 | 4,984 | -15% | 9% | 22,484 | 19,650 | 14% |
| EBITDA (R$ million) | 237 | 763 | 684 | -69% | -65% | 2,280 | 3,001 | -24% |

*It is considered 92 days of operation for all quarters

| VINYLS | 4Q18 (A) | 3Q18 (B) | 4Q17 (C) | Chg. (A)/(B) | Chg. (A)/(C) | 2018 (D) | 2017 (E) | Chg. (D)/(E) |
|---|---|---|---|---|---|---|---|---|
| **Operating Overview (ton)** | | | | | | | | |
| **Production** | | | | | | | | |
| PVC | 141,853 | 152,362 | 157,329 | -7% | -10% | 533,179 | 611,217 | -13% |
| *Utilization Rate** | *79%* | *85%* | *88%* | *-6 p.p.* | *-9 p.p.* | *76%* | *86%* | *-10 p.p.* |
| Caustic Soda | 97,871 | 97,382 | 109,899 | 1% | -11% | 317,803 | 408,981 | -22% |
| *Utilization Rate** | *72%* | *72%* | *81%* | *0 p.p.* | *-9 p.p.* | *69%* | *76%* | *-7 p.p.* |
| **Total** | 239,724 | 249,744 | 267,228 | -4% | -10% | 850,982 | 1,020,198 | -17% |
| **Sales - Brazilian Market** | | | | | | | | |
| PVC | 123,265 | 141,251 | 147,210 | -13% | -16% | 490,139 | 525,683 | -7% |
| *Market Share* | *49%* | *50%* | *56%* | *-1 p.p.* | *-7 p.p.* | *48%* | *53%* | *-5 p.p.* |
| Caustic Soda | 84,722 | 92,757 | 96,163 | -9% | -12% | 344,157 | 402,001 | -14% |
| **Total** | 207,987 | 234,008 | 243,374 | -11% | -15% | 834,296 | 927,684 | -10% |
| **Exports** | | | | | | | | |
| PVC | 5,334 | 26,659 | 8,452 | -80% | -37% | 45,512 | 82,008 | -45% |
| **Financial Overview (US$ million)** | | | | | | | | |
| **Net Revenue** | **196** | **259** | **250** | **-24%** | **-21%** | **863** | **962** | **-10%** |
| COGS | (174) | (216) | (207) | -19% | -16% | (788) | (818) | -4% |
| **Gross Profit** | **23** | **43** | **43** | **-48%** | **-47%** | **75** | **145** | **-48%** |
| ***Gross Margin*** | ***12%*** | ***17%*** | ***17%*** | ***-5 p.p.*** | ***-5 p.p.*** | ***9%*** | ***15%*** | ***-6 p.p.*** |
| SG&A | (12) | (11) | (16) | 4% | -26% | (47) | (51) | -9% |
| Other Operating Income (Expenses) | (0) | (0) | (29) | 35% | -99% | (6) | (51) | -89% |
| **EBITDA** | **28** | **54** | **22** | **-47%** | **26%** | **107** | **143** | **-25%** |
| ***EBITDA Margin*** | ***14%*** | ***21%*** | ***9%*** | ***-7 p.p.*** | ***5 p.p.*** | ***12%*** | ***15%*** | ***-3 p.p.*** |
| Net Revenue (R$ million) | 748 | 1,022 | 810 | -27% | -8% | 3,167 | 3,067 | 3% |
| EBITDA (R$ million) | 107 | 212 | 73 | -49% | 48% | 412 | 454 | -9% |

*It is considered 92 days of operation for all quarters

EXHIBIT X

GOVERNANCE & COMPLIANCE

	How it was	How it is
INDEPENDENT DIRECTORS	2	7 (including the Chairman)
COMPLIANCE COMMITTEE	Inexistent	Creation of the committee provided for in the Bylaws, composed of at least 3 independent directors
CHIEF COMPLIANCE OFFICER (CCO)	Inexistent	Reporting directly to the Compliance Committee, independent from Management.
COMPLIANCE DEPARTMENT	Reporting to Legal	Reporting to BoD via the Compliance Committee
MEMBERS OF THE COMPLIANCE AREA	8 (Brazil only)	37 (Global, Compliance Officers for South and North America, Mexico, and Europe)
ETHICS HOTLINE	Internally Managed	Managed by third party
TARGETS RELATED TO COMPLIANCE	Inexistent	Target applied to all leaders of the Company
INTERNAL AUDIT	Inexistent	Internal Audit area reporting administratively to the CCO and functionally to the Compliance Committee
DIVIDEND POLICY	Inexistent	Definition of rules for the distribution of dividends above the mandatory amount
COMPLIANCE POLICIES AND PROCEDURES	Code of Conduct

o    Updated Code of Conduct

o    Global Policy on the Compliance System

o    Global Anti-corruption Policy

o    Code of Conduct for Partners

o    Conflicts of Interest Directive

o    Sponsorship and Donations Directive

o    Disciplinary Measures Directive

o    Relations with Government Officials Directive

o    Related Party Policy

COMMUNICATION AND TRAINING	E-learning course on the Code of Conduct

o    Training on the Code of Conduct and Anti-Corruption Policy

o    On-site training for all areas with higher exposure to Compliance risks

o    Global Communication (Videos, Banners, Notices, Badges, Global Survey)

THIRD-PARTY COMPLIANCE	Simplified Assessment	o Assessment of third-party risk and integrity o Incorporation of anti-corruption clauses in agreements with third parties o Training on the Code of Conduct

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.